Mail Stop 4561

June 22, 2006

Mr. Kenneth J. Kay
Chief Financial Officer
CB Richard Ellis Group, Inc.
100 N. Sepulveda Blvd., Suite 1050
El Segundo, CA 90245

> **Re:** **CB Richard Ellis Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-32205**

Dear Mr. Kay:

　　We have completed our review of your Form 10-K and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Linda van Doorn
　　　　　　　　　　　　　　　　　　Senior Assistant Chief
　　　　　　　　　　　　　　　　　　Accountant